Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(Except Ratios, all numbers in thousands)

	Six Months Ended June 30, 2017		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings
Earnings before income taxes (1)	$1,390,727	$1,153,041	$2,713,238	$3,128,320	$2,989,448	$2,296,537	$1,761,869

Add:
Fixed charges	135,240	114,527	241,069	189,033	112,399	100,798	75,964

Less:
Net income attributable to noncontrolling interests, before tax	—	—	—	—	—	(175)	(5,922)

Total Earnings	$1,525,967	$1,267,568	$2,954,307	$3,317,353	$3,101,847	$2,397,160	$1,831,911

Fixed Charges
Interest expense	$116,659	$97,184	$207,900	$160,229	$88,353	$83,289	$62,064
Interest portion of fixed rent	18,581	17,343	33,169	28,804	24,046	17,509	13,900

Fixed Charges	$135,240	$114,527	$241,069	$189,033	$112,399	$100,798	$75,964

Ratio of Earnings to Fixed Charges	11.3	11.1	12.3	17.5	27.6	23.8	24.1

(1)         The year ended December 31, 2016 includes a non-cash charge related to an impairment of OpenTable goodwill of $940.7 million, which is not tax deductible.